# of Pages: 11
Total # of Exhibits: 1
Exhibit Index: p. 2


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04021406

# FORM 6-K
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**



**Report of Foreign Private Issuer**

**Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934**

For the month of March 2004 (Second Filing)

Commission File Number: 0-29150

P.E. 3/1/04



Randgold & Exploration Company Limited
(Translation of registrant's name into English)

5 Press Avenue, Selby, Johannesburg, South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

**Note:** Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): **X**

**Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's Form 6-K Filing for the month of March 2004, and incorporated by reference herein, is:

| Exhibit No. | Description |
|---|---|
| 1. | (i) the Registrant's application to the JSE, dated March 1, 2004, relating to the listing of 10,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 1, 2004 relating to the listing of 10,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 10,000 ordinary shares. |

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By: Consolidated Mining Management Services Limited, its Company Secretary

By: 
M.A. Eloff
Company Secretary

Dated: March 30, 2004

Exhibit 1

# RANDGOLD

28 HARRISON STREET
JOHANNESBURG 2001
P O BOX 11165
JOHANNESBURG 2000
TEL +2711 688 5000
FAX +2711 836 5724
www.randgold.co.za

2004 03 01

The Director
Listing and Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

**APPLICATION FOR THE LISTING OF 10 000 ORDINARY SHARES OF ONE (1) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED**

Application is hereby made for the listing of 10 000 new ordinary shares of one (1) cents each. The allotment price per share is as follows:

| No. of Shares | Issue Price |
|---|---|
| 10 000 | R12.50 |

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited
2. The registered office is: 28 Harrison Street, Johannesburg, 2001
   P O Box 11165, Johannesburg, 2000
3. The transfer secretaries are: Computershare Services Limited
   70 Marshall Street, Johannesburg, 2001

4. The share capital of the company prior to the matter detailed in the introduction was:

| | | | |
|---|---|---|---|
| Authorised: | 75 000 000 | shares of one (1) cent each: | R750 000.00 |
| Issued: | 55 280 785 | shares of one (1) cent each: | R552 807.85 |

5. The company's issued ordinary share capital after the issue of the 10 000 ordinary shares, which are the subject of this application, will be:

| | | |
|---|---|---|
| 55 290 785 | ordinary shares of one (1) cent each: | R552 907.85 |

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 3 March 2004.

10. The listing fee of R827.64 is attached hereto.

SIGNED AT JOHANNESBURG ON 1 MARCH 2004



................................................................ DIRECTOR



................................................................ COMPANY SECRETARIES

................................................................ SPONSOR

# RANDGOLD & EXPLORATION COMPANY LIMITED

("the Company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT –

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly alloted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



Consolidated Mining Management Services Limited
Secretaries


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

1 March 2004
REF: MR/jvdm/10860

The Company Secretary
Randgold & Exploration Company Limited
P O Box 11165
JOHANNESBURG
2000

Dear Sir

ADDITIONAL SHARES: SHARE OPTION SCHEME

Your application for listing dated 1 March 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 3 March 2004 in respect of 10 000 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R552 907-85 divided into 55 290 785 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Donē Hattingh

Original to: ME
Copy to: RNG 10.1.

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

## Return of Allotment shares

[Section 93(3)]

Registration No. of Company
1992/005642/06

Name of Company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 3-3-2004

2. Authorised capital of company :

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | | |
| | | 75000000 | ORD | 0-01 | 750 000-00 |
| | | | | | |
| | | | | | |
| TOTAL | TOTAL | 75000000 | | TOTAL | R 750000-00 |

3. Shares subscribed for in memorandum of association :

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| TOTAL | TOTAL | | | TOTAL | R |

To be completed by company.

Acknowledge of receipt of return of allotments, dated 3-3-2004

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

Postal Address To M. A. ELOFF
P.O. Box 11165
JOHANNESBURG, 2000

| Date of receipt by Registrar of Companies |
|---|
| Date stamp of companies Registration Office |
| Registrar of Companies |

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issued price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| | | | | 55280785 | ORD | 0-01 | 552807·85 |
| Total | | Total | R | Total | | Total | R |

Summary of issued capital prior to allotment :

Amount of issued paid-up capital R 552807-85

Stated Capital R —

Premium account R 614006 290-69

Total issued capital R 614559097-54

5. Shares comprising this allotment :

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issued price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| | | | | 10000 | ORD | 0-01 | 12-49 | 125000-00 |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | 10000 Total | | | Total | R 125000-00 |

6 (a) Shares allotted otherwise than cash :

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issued price per share R | Deemed Stated Capital R | Number of shares | Class of shares | Nominal amount of each share R | Premium on each share R | Total amount of capital deemed to be paid-up R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees : SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| V. MATFIELD | 5 PRESS AVENUE | 10 000 | ORD. |
| | SELBY JOHANNES- | | |
| | BURG 2000 | | |

... issued capital at date of this return :

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issued price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital excluding premium |
| | | R | R | | | R | R | R | R |
| | | | | 55280735 | ORD | 0-01 | — | (1) | 552807,35 |
| | | | | 10000 | ORD | 0-01 | 12-49 | (2) | 100,00 |
| | | | | | | | | | |
| Total | | Total R | | Total 55290735 | | | | Total | R 552907,85 |

(1) 614 006 290-69 (2) 124900-00

Summary of total issued capital as at date of this return :

Amount of issued paid-up capital ________ R 552907-85

Stated capital ________ R —

Premium account ________ R 614 130050 -55

Total issued ________ R 614 682958 -40

Certified correct .

Date 3-3-2004 Signature ________ Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

ANALYSIS OF SHARE PREMIUM ACCOUNT

| | | |
|---|---|---|
| BALANCE B/F | | 614 006 290-69 |
| THIS ISSUE | 124900-00 | |
| LESS. | | |
| ISSUE EXPENSES | ( 327-64 ) | |
| ALLOTMENT DUTY | ( 812-50 ) | 123 759-86 |
| | | 614 130 050-55 |